                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

              JPE, Inc. (d/b/a ASCET and ASC Exterior Technologies)
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    466230109
                                 (CUSIP Number)

                                Robert D. Denious
                         Questor Management Company, LLC
                          2000 Town Center, Suite 2450
                              Southfield, MI 48075
                                 (248) 213-2200

                                 With a copy to:

                                  Neil K. Haimm
                           Drinker Biddle & Reath LLP
                                    Suite 300
                              1000 Westlakes Drive
                              Berwyn, PA 19312-2409
                                 (610) 993-2200
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 7, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 466230109
--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Questor Partners Fund II, L.P.
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group   (a) [ ]  (b) [ ]
--------------------------------------------------------------------------------
       3. SEC Use Only
--------------------------------------------------------------------------------
       4. Source of Funds                                           OO
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)   [   ]
--------------------------------------------------------------------------------
       6. Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of     7. Sole Voting Power                 0
Shares        ------------------------------------------------------------------
Beneficially  8. Shared Voting Power               9,441,420
Owned by      ------------------------------------------------------------------
Each          9. Sole Dispositive Power            0
Reporting     ------------------------------------------------------------------
Person With   10. Shared Dispositive Power         9,441,420
--------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting
           Person                         9,441,420
--------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares  [ ]
--------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11)        67.2%
--------------------------------------------------------------------------------
       14. Type of Reporting Person                                   PN
--------------------------------------------------------------------------------

CUSIP No. 466230109
--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Questor Side-by-Side Partners II, L.P.
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group   (a) [ ]  (b) [ ]
--------------------------------------------------------------------------------
       3. SEC Use Only
--------------------------------------------------------------------------------
       4. Source of Funds                                           OO
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)   [   ]
--------------------------------------------------------------------------------
       6. Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of     7. Sole Voting Power                 0
Shares        ------------------------------------------------------------------
Beneficially  8. Shared Voting Power               9,441,420
Owned by      ------------------------------------------------------------------
Each          9. Sole Dispositive Power            0
Reporting     ------------------------------------------------------------------
Person With   10. Shared Dispositive Power         9,441,420
--------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting
           Person                         9,441,420
--------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares [ ]
--------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11)        67.2%
--------------------------------------------------------------------------------
       14. Type of Reporting Person                                   PN
--------------------------------------------------------------------------------

CUSIP No. 466230109
--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Questor Side-by-Side Partners II 3(c)(l), L.P.
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group   (a) [ ]  (b) [ ]
--------------------------------------------------------------------------------
       3. SEC Use Only
--------------------------------------------------------------------------------
       4. Source of Funds                                           OO
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)   [   ]
--------------------------------------------------------------------------------
       6. Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of     7. Sole Voting Power                 0
Shares        ------------------------------------------------------------------
Beneficially  8. Shared Voting Power               9,441,420
Owned by      ------------------------------------------------------------------
Each          9. Sole Dispositive Power            0
Reporting     ------------------------------------------------------------------
Person With   10. Shared Dispositive Power         9,441,420
--------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting
           Person                         9,441,420
--------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares  [ ]
--------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11)        67.2%
--------------------------------------------------------------------------------
       14. Type of Reporting Person                                   PN
--------------------------------------------------------------------------------

CUSIP No. 466230109
--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QP Acquisition #2, Inc.
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group   (a) [ ]  (b) [ ]
--------------------------------------------------------------------------------
       3. SEC Use Only
--------------------------------------------------------------------------------
       4. Source of Funds                                           OO
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)   [   ]
--------------------------------------------------------------------------------
       6. Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of     7. Sole Voting Power                 0
Shares        ------------------------------------------------------------------
Beneficially  8. Shared Voting Power               9,441,420
Owned by      ------------------------------------------------------------------
Each          9. Sole Dispositive Power            0
Reporting     ------------------------------------------------------------------
Person With   10. Shared Dispositive Power         9,441,420
--------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting
           Person                         9,441,420
--------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares  [ ]
--------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11)        67.2%
--------------------------------------------------------------------------------
       14. Type of Reporting Person                                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D ("Schedule 13D") relates to the common shares, no par value per share (the "Common Shares"), of JPE, Inc., a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 1030 Doris Road, Auburn Hills, Michigan 48326.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Questor Partners Fund II, L.P., a Delaware limited partnership ("Questor Partners II"), Questor Side-by-Side Partners II, L.P., a Delaware limited partnership ("Questor SBS II"), Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership ("Questor 3(c)(1)") and QP Acquisition #2, Inc., a Delaware corporation that is controlled by Questor Partners II, Questor SBS II and Questor 3(c)(1) ("QP Acquisition," and, together with Questor Partners II, Questor SBS II and Questor 3(c)(1) the "Filing Persons").

         Questor Partners II, Questor SBS II and Questor 3(c)(1) were formed to seek substantial long-term capital appreciation by investing in, and applying their turnaround expertise to, underperforming, troubled and distressed companies and, overall, to special situations. Questor Partners II, Questor SBS II and Questor 3(c)(1) seek to make investments that can lead to sole or shared control or substantial influence over businesses through ownership of equity, debt (including loans and trade claims) or other securities capable of providing equity-like returns.

         The sole general partner of Questor Partners II is Questor General Partner II, L.P., a Delaware limited partnership ("QGP II"), whose sole business is to act as the general partner of Questor Partners II. The sole general partner of QGP II, Questor SBS II and Questor 3(c)(1) is Questor Principals II, Inc., a Delaware corporation ("Questor Principals"), whose sole business is to act as the general partner of QGP II, Questor SBS II and Questor 3(c)(1). Questor Management Company, LLC, a Delaware limited liability company ("Questor Management," and together with the Filing Persons, QGP II and Questor Principals, the "Questor Entities") conducts the day-to-day management of the Filing Persons and other investment funds.

         The controlling shareholder of Questor Principals and the ultimate controlling holder of membership interests of Questor Management is Jay Alix. Mr. Alix, Henry L. Druker, Albert A. Koch, Michael D. Madden, Wallace L. Rueckel, Robert E. Shields and David M. Wathen are the directors of Questor Principals (the "Questor Directors"). Mr. Alix and Mr. Shields are the executive officers of Questor Principals and Questor Management and are the directors of Questor Management. Mr. Rueckel and Jason G. Runco are directors and executive officers of QP Acquisition and Wade E. Johnson is also an executive officer of QP Acquisition (the "QP Officers").

         Mr. Alix is the President and Chief Executive Officer and a Principal of Questor Principals and Questor Management. In addition, Mr. Alix is the founder and a principal of Jay Alix & Associates, a nationally-recognized turnaround and crisis management firm based in Southfield, Michigan. Mr. Shields is the Chief Operating Officer and a Principal of Questor Principals and Questor Management. Mr. Koch is Chairman of Jay Alix & Associates, interim chief financial officer of Kmart Corporation and a Principal of Questor Principals and Questor Management. Mr. Druker, Mr. Madden, Mr. Rueckel and

Mr. Wathen are Principals of Questor Principals and Questor Management. Mr. Runco is a Vice President of Questor Management. Mr. Johnson is an Associate of Questor Management. Each of the Questor Directors and each of the QP Officers is a citizen of the United States.

         The principal offices of the Filing Persons, QGP II and Questor Principals are located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The principal offices of Questor Management and the business address of Mr. Alix, Mr. Johnson, Mr. Koch, Mr. Rueckel, Mr. Runco, Mr. Shields and Mr. Wathen are located at 2000 Town Center, Suite 2450, Southfield, Michigan 48075. The business address of Mr. Druker and Mr. Madden is 9 West 57th Street, 34th floor, New York, New York 10017.

         During the last five years, none of the Questor Entities, the Questor Directors or the QP Officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 7, 2002, QP Acquisition entered into a purchase agreement with ASC Holdings, LLC (the "Purchase Agreement"), pursuant to which it agreed to acquire 9,441,420 Common Shares and 1,952,352 First Series Preferred Shares, no par value (the "Preferred Shares," and, together with the Common Shares, the "Shares") of the Company for aggregate consideration of $30,000. QP Acquisition will obtain the funds to acquire the Shares through capital contributions of its stockholders, which capital contributions will be obtained from the partners of Questor Partners II, Questor SBS II and Questor 3(c)(1).

ITEM 4.  PURPOSE OF TRANSACTION.

         The Filing Persons are acquiring the Shares as an investment.

         On May 3, 2002, QP Acquisition #1, Inc. ("QP #1"), a Delaware corporation that is owned by Questor Partners II, Questor SBS II and Questor 3(c)(1), entered into a separate purchase agreement with the Estate of Heinz C. Prechter, Deceased (the "Estate"), pursuant to which it agreed, subject to several conditions precedent, to acquire (i) all of the voting securities of each of ASC Incorporated, Heritage Naples/Acquisition, Inc., Heritage Residential Realty, Inc. and Prechter Holdings, Inc., (ii) all of the Estate's equity interests in Triad Services Group, Inc. and (iii) 100% of the membership interest in Texas Heritage Ranch, LLC. On May 3, 2002, QP#1 entered into a second separate purchase agreement with the Estate, pursuant to which it agreed, subject to several conditions precedent, to acquire (i) all of the voting securities of each of Heritage Development Corporation and Bermuda Hotel Corp. and (ii) all of the limited partnership interests in Heritage Center Limited Partnership. Subsequently, QP Acquisition entered into the Purchase Agreement with ASC Holdings, LLC on May 7, 2002. Because QP Acquisition and the entities that control it have the right to acquire the Shares, they each may be deemed to beneficially own such Shares within the meaning of Rule 13d-3.

         It is a condition to the closing in the Purchase Agreement that the Board of Directors of the Company amend the Articles of Incorporation of the Company and exempt any subsequent transactions involving the Filing Persons, or their affiliates, from the requirements of certain anti-takeover provisions in the Michigan Business Corporation Act. Other conditions include the accuracy of representations and warranties, obtaining of certain consents and certain other matters. Because the closing of the transaction is subject to several conditions, QP Acquisition may not acquire the Shares.

         The Filing Persons are evaluating their pending investment in the Company on the basis of various factors, including the Company's business, financial condition, prospects and the markets for the Company's securities. Based on such evaluation, the Filing Persons may decide, depending on market conditions and other factors, to acquire additional Shares or dispose of some or all of the Shares in the open market or in privately negotiated transactions, seek buyers for all of the Company's outstanding stock, sell some or all of the assets of the Company or make other changes in the Company's business, corporate structure, capitalization or management.

         Except as noted above, the Filing Persons have no current plans or proposals which would relate to or would result in any of the matters described in paragraphs (a)-(j) of Item 4 of Schedule 13D.

         The foregoing is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit 1 hereto and incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Filing Persons beneficially own 9,441,420 Common Shares and 1,952,352 Preferred Shares, which shares represent 67.2% of the Company's outstanding Common Shares and 98.9% of the Company's outstanding Preferred Shares. Because each Preferred Share generally possesses rights and privileges equal to 50 Common Shares, if the Filing Persons acquire the Shares, the Filing Persons will possess the right to vote 94.9% of the votes eligible to be cast in the election of the Company's directors and other matters. The percentage calculations are based on 14,043,600 Common Shares and 1,973,002 Preferred Shares being outstanding as of March 31, 2002 (according to information contained in the Company's Annual Report on Form 10-K filed April 22, 2002).

         (b) The number of Common Shares with respect to which the Filing Persons (i) have sole voting power, (ii) share voting power, (iii) have sole dispositive power and (iv) share dispositive power, are listed in response to Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

         (c) Except as described in this Schedule 13D, no party referred to above, has acquired or disposed of, or entered into any transaction with respect to, any Common Shares during the past 60 days.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Items 3 and 4 is incorporated by reference herein. A copy of the Purchase Agreement is included as Exhibit 1 to this
Schedule 13D. To the best of the Filing Persons' knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings, or relationships among the persons named in Item 2 above, and between such persons and any person, with respect to the Shares of the Company.

ITEM 7.  MATERIAL FILED AS EXHIBITS.

Exhibit          Description
-------          -----------
1                JPE Equity Purchase Agreement dated May 7, 2002 by and between QP
                 Acquisition #2, Inc. and ASC Holdings, LLC.

2                Joint Filing Agreement dated May 17, 2002 among Questor Partners Fund
                 II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side
                 Partners II 3(c)(1), L.P. and QP Acquisition #2, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2002

                               QUESTOR PARTNERS FUND II, L.P.

                               By: Questor General Partner II, L.P., its
                                   general partner

                               By: Questor Principals II, Inc., its
                                   general partner

                                        By: /s/ Wallace L. Rueckel
                                           -------------------------------------
                                        Name: Wallace L. Rueckel
                                              ----------------------------------


                               QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.


                               By: Questor Principals II, Inc., its
                                   general partner

                                        By: /s/ Wallace L. Rueckel
                                           -------------------------------------
                                        Name: Wallace L. Rueckel
                                              ----------------------------------


                               QUESTOR SIDE-BY-SIDE PARTNERS II 3(c)(1), L.P.

                               By: Questor Principals II, Inc., its
                                   general partner

                                        By: /s/ Wallace L. Rueckel
                                           -------------------------------------
                                        Name: Wallace L. Rueckel
                                              ----------------------------------



                               QP ACQUISITION #2, INC.

                               By: /s/ Jason Runco
                                  ----------------------------------------------
                               Name: Jason Runco
                                     -------------------------------------------
                               Title: Secretary
                                      ------------------------------------------


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